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                              February 6, 2023

       Colin Johnson
       Chief Executive Officer
       Freeport Holdings Series LLC
       1181 Nixon Dr. #1009
       Moorestown, NJ 08057

                                                        Re: Freeport Holdings
Series LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed January 24,
2023
                                                            File No. 024-12099

       Dear Colin Johnson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Q: What are the benefits of the tokens living on the blockchain?, page 8

   1. We note your amended disclosure in response to comment 2. Please clarify, if true, that there currently are no
actual benefits aside from the visual representation of share ownership that may
enhance the ownership experience.
       Risk Factors, page 9

   2. We note your additional disclosure in response to comment 4 and reissue in part. Please add a new risk factor
disclosing that investor funds could be held in escrow and stating how long they may be
held in escrow. In doing so, please address whether investors could be subject to the risk
of digital assets changing in value, and whether the magnitude of any
 Colin Johnson
Freeport Holdings Series LLC
February 6, 2023
Page 2
      such changes could be large due to market volatility.
Plan of Distribution
Digital Asset Payments, page 21

3. We note your amended disclosure in response to comment 4. We note that the digital assets will be converted to fiat currency upon subscription and that investors may elect to receive their refunds in fiat currency via ACH or wire. Please clarify under what conditions the refunds may be returned in digital assets.
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                              Sincerely,
FirstName LastNameColin Johnson
                                                              Division of
Corporation Finance
Comapany NameFreeport Holdings Series LLC
                                                              Office of Trade &
Services
February 6, 2023 Page 2
cc:       Andrew Stephenson
FirstName LastName